UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

China Unicom (Hong Kong) Limited

(Name of Issuer)

Ordinary shares of par value HK$0.10 per share

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

Consuelo Barbé Capdevila

Telefónica, S.A.

28050 Madrid, Spain

Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 16945R 10 4	13D

1.	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 600,307,487
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 600,307,487
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,307,487
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 16945R 10 4	13D

1.	NAME OF REPORTING PERSON TELEFÓNICA INTERNACIONAL, S.A.U.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 600,307,487
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 600,307,487
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,307,487
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) dated October 24, 2008, as subsequently amended by Amendment No. 1 dated September 17, 2009, Amendment No. 2 dated October 27, 2009, and Amendment No. 3 dated February 8, 2011, Amendment No. 4 dated September 7, 2011, Amendment No. 5 dated June 13, 2012, and Amendment No. 6 dated July 30, 2012 filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Number of shares beneficially owned by each reporting person are amended as follows:

On November 10, 2014, Telefónica, through its 100% subsidiary, Telefónica Internacional, proceeded to the sale of 597,844,100 ordinary shares of China Unicom (Hong Kong) Limited (“China Unicom”), representing approximately 2.5 % of the share capital of China Unicom, by a block trade process, at a price of HK$11.14 per share, for a total amount of HK$6,660 million, approximately €687 million at current exchange rates.

The transaction was completed on November 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name:	Ramiro Sánchez de Lerín García-Ovies
Title:	General Secretary and Secretary to the Board of Directors

TELEFÓNICA INTERNACIONAL, S.A.U.

By:	/s/ Manuel Crespo de la Mata
Name:	Manuel Crespo de la Mata
Title:	General Counsel

Exhibit Index

Exhibit No.

1.	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

2.	Joint Filing Agreement, dated September 24, 2009, between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

3.	Enhanced Strategic Alliance Agreement , dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

4.	Agreement, dated June 10, 2012 between Telefónica Internacional, S.A.U., and a 100% owned subsidiary of China United Network Communications Group Company Limited. *

5.	Supplemental Agreement to the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (HONG KONG) Limited, dated July 21, 2012 between Telefónica Internacional, S.A.U., and a 100% owned subsidiary of China United Network Communications Group Company Limited.*

*	Previously filed.

Schedule I

Executive Officers and Directors of Telefónica

The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica located at Distrito C, Ronda de la Comunicación s/n, 28050 Madrid, Spain. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and Officers of Telefónica

MEMBERS OF THE BOARD OF DIRECTORS

	Principal activities inside the Group	Principal Activities outside the Group
César Alierta Izuel	Executive Chairman of Telefónica, S.A.	Director of China Unicom (Hong Kong) Limited

Director of International Consolidated Airlines Group (AIG)

Chaiman of the Consejo Empresarial de la Competitividad (Business Competitiveness Council)

Trustee of Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona (“La Caixa”)

Isidro Fainé Casas	Vice Chairman of Telefónica, S.A.	Chairman of Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)

Chairman of Caixabank, S.A.

Chairman of Criteria Caixaholding, S.A.

Vice Chairman 1º of Abertis Infraestructuras, S.A.

Chairman of Confederación Española de Cajas de Ahorros

Vice Chairman 1º of Repsol, S.A.

Director of Banco Portugués de Investimento, SA (BPI)

Vice Chairman 2º of Sociedad General de Aguas de Barcelona, S.A. (AGBAR) Vice-Chairman of European Savings Bank Group (ESG) and World Savings Bank Institute (WSBI)

Non-executive Director of the Bank of East Asia Member of the Consejo Empresarial de la Competitividad (Business Competitiveness Council)

Ignacio Moreno Martínez	Director of Telefónica, S.A.	Non-executive president of Metrovacesa, S.A.

Julio Linares López	Vice Chairman of Telefónica, S.A.

José María Abril Pérez	Vice Chairman of Telefónica, S.A.

Fernando de Almansa Moreno Barreda	Director of Telefónica, S.A.	Substitute Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.

Substitute Director of BBVA Bancomer, S.A.

Director of Telefónica Brasil, S.A.

Director of Telefónica Móviles México, S.A. de C.V.

MEMBERS OF THE BOARD OF DIRECTORS

	Principal activities inside the Group	Principal Activities outside the Group
José María Álvarez Pallete López	COO (Chief Operating Officer) of Telefónica, S.A.

Santiago Fernández Valbuena	Director of Telefónica, S.A. Chief Strategy Officer (CSO) Vice Chairman of Telefónica Brasil, S.A.	Director of Ferrovial, S.A.

Eva Castillo Sanz	Director of Telefónica, S.A. Chairman of Supervisory Board of Telefónica Deutschland Holding A.G.	Director of Bankia, S.A.

Carlos Colomer Casellas	Director of Telefónica, S.A.	Chairman of Inversiones Mobiliarias Urquiola, S.A., SICAV

Chairman of Ahorro Bursátil, S.A. SICAV

Independent Director of MDF Family Partners Chairman of Haugron Holdings S.L. Independent Director of Abertis Infraestructuras, S.A.

Peter Erskine (citizen of the United Kingdom)	Director of Telefónica, S.A.	Chairman of the Advisory Board of the Henley Management Centre

Chairman of Ladbrokes, Plc

Alfonso Ferrari Herrero	Director of Telefónica, S.A.

Substitute Director of Telefónica Chile, S.A.

Director of Telefónica del Perú, S.A.A.

Luiz Fernando Furlán	Director of Telefónica, S.A.	Chairman of Amazonas Sustainability Foundation

	Director of Telefónica Brasil, S.A.	Director of BRF, S.A.

Director of AGCO Corporation Member of the Consultative Board of Abertis Infraestructuras S.A. Member of the Global Ocean Commission

Gonzalo Hinojosa Fernández de Angulo	Director of Telefónica, S.A. Director of Telefónica del Perú, S.A.A:

Pablo Isla Alvarez de Tejera	Director of Telefónica, S.A.	Chairman and CEO of Inditex, S.A.

Antonio Massanell Lavilla	Director of Telefónica, S.A.

Vice-President of Caixabank, S.A.

Director of Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria (SAREB)

Chairman of Barcelona Digital Centre Tecnologic

Non-executive Chairman of CECA BANK

MEMBERS OF THE BOARD OF DIRECTORS

	Principal activities inside the Group	Principal Activities outside the Group
Director of Boursorama S.A. Director of Mediterranea Beach & Golf Community, S.A. Member of the Plenary of the Chamber of Commerce of Barcelona Member of the Euro Retail Patments Board (ERPB)

Francisco Javier de Paz Mancho	Director of Telefónica, S.A.	Member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras)

Director of Telefónica de Argentina, S.A.

Director of Telefónica Brasil, S.A.

Chairman of Telefónica Gestión de Servicios Compartidos, S.A.U.

Chang Xiaobing (citizen of the People’s Republic of China)	Director of Telefónica, S.A.	Chairman of China United Network Communications Group Company Limited

Chairman of China United Network Communications Limited

Executive Chairman of China Unicom (Hong Kong) Limited

Chairman of China United Network Communications Corporation Limited

Executive Officers

César Alierta Izuel	Chairman and Chief Executive Officer

José María Álvarez-Pallete López	Chief Operating Officer

Santiago Fernández Valbuena	Chief Strategy Officer

Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary of the Board of Directors

Guillermo Ansaldo Lutz	Chief Global Ressources Officer

Angel Vilá Boix Eduardo Navarro de Carvalho	Chief Financial and Corporate Development Officer Chief Commercial Digital Officer